UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 10)

                    Under the Securities Exchange Act of 1934

                              P&F INDUSTRIES, INC.
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                                (Name of issuer)

                                 COMMON STOCK
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                         (Title of class of securities)

                                   692830508
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                 AUGUST 9, 2012
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  692830508

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power         177,334
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    177,334
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned             177,334
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     4.8%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 3.   Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

     Personal funds in the aggregate amount of $386,060.45 have been used to effect the purchases. No part of the purchase price represents borrowed funds.

ITEM 4.   Purpose of Transaction

Item 4 is hereby amended to add the following:

     With the filing of this Amendment #10, respondent reports a decrease in his ownership position in the Company's common stock to 4.8%, from the 5.4% previously reported in Amendment #9, filed on July 24, 2012. Noting recent increases in P&F's trading price, the respondent's sales primarily reflect his current view of the opportunity cost of owning P&F, relative to a number of alternative investments he deems as more deeply undervalued.

     As a result of his ownership interest dropping below 5%, the respondent's reporting obligations under Section 13D of the Act are terminated. However, as long as he maintains a material position in P&F stock, the respondent intends to continue to file Form 13Ds, as is appropriate, in order to draw attention to the compelling evidence that a primarily "crony" and "socialite" P&F board continues to be woefully lacking in self-respect, independence, transparency, and moral accountability...and that that board, collectively, continues to evidence an unconscionable primary loyalty to the personal, pecuniary, and power needs of the company's long-time entrenched, over-compensated, and underperforming CEO.

     Respondent may increase or decrease his ownership position in P&F's common stock in the future (including the possibility of again increasing his position above 5%), based upon respondent's trading, investing, diversification, margin, arbitrage, or other needs and purposes.

ITEM 5.   Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

     At the close of business on August 16, 2012, respondent has sole voting and dispositive power over 177,334 shares of P&F Industries, Inc.'s common stock. According to the Company's latest Form 10-Q filing, as of August 11, 2012, there were 3,666,562 common shares outstanding. Respondent is therefore deemed to own 4.8% of the Company's common stock. Transactions effected by the respondent since July 20, 2012 were performed in ordinary brokerage transactions, and are indicated as follows:

07/25/12  sold 5000 shares at $5.33
07/30/12  sold 10,000 shares at $5.108
08/01/12  sold 2456 shares at $5.344
08/01/12  bought 107 shares at $5.46
08/09/12  sold 1686 shares at $6.24

ITEM 7.  Material to be Filed as Exhibits

NONE

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  08/17/12
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor